UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

MTR Gaming Group, Inc.
(Name of Issuer)
Common stock, par value $.01
(Title of Class of Securities)
553769100
(CUSIP Number)
November 4, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92047K107

1	NAMES OF REPORTING PERSONS PAR Investment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,901,297 Common stock, par value $.01

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,901,297 Common stock, par value $.01

WITH:	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,901,297 Common stock, par value $.01

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9% Common stock, par value $.01

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	553769100

1	NAMES OF REPORTING PERSONS PAR Group, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,901,297 Common stock, par value $.01

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,901,297 Common stock, par value $.01

WITH:	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,901,297 Common stock, par value $.01

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9% Common stock, par value $.01

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	553769100

1	NAMES OF REPORTING PERSONS PAR Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,901,297 Common stock, par value $.01

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,901,297 Common stock, par value $.01

WITH:	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,901,297 Common stock, par value $.01

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9% Common stock, par value $.01

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1(a) Name of issuer:
MTR Gaming Group, Inc.
Item 1(b) Address of issuer’s principal executive offices:
State Rout 2, P.O. Box 356
Chester, West Virginia, 26034
2(a) Name of person filing:
PAR Investment Partners, L.P.
PAR Group, L.P.
PAR Management, Inc.
2(b) Address or principal business office or, if none, residence:
PAR Capital Management, Inc.
One International Place, Suite 2041
Boston, MA 02110
2(c) Citizenship:
State of Delaware
2(d) Title of class of securities:
Common stock, par value $.01
2(e) CUSIP No.:
553469100
Item 3. If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership
(a) Amount beneficially owned:
1,901,297 common stock, par value $.01
(b) Percent of class:
6.9% common stock, par value $.01
(i) Sole power to vote or to direct the vote:
1,901,297 common stock, par value $.01

(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of :
1,901,297 common stock, par value $.01
Item 5. Ownership of 5 Percent or Less of a Class.:
Not applicable
Item 6. Ownership of More than 5 Percent on Behalf of Another Person:
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable
Item 9. Notice of Dissolution of Group:
Not applicable
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 14, 2011

PAR INVESTMENT PARTNERS, L.P.

By:	PAR Group, L.P.
its general partner

By:	PAR Capital Management, Inc.
its general partner

By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer

PAR GROUP, L.P.

By:	PAR Capital Management, Inc.
its general partner

By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer

PAR CAPITAL MANAGEMENT, L.P.
By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the COMMON STOCK, PAR VALUE $.01 of MTR Gaming Group, Inc. and further agree that this Agreement be included as an exhibit to such filing. Each party to the agreement expressly authorized each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.
In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of November, 2001.

PAR INVESTMENT PARTNERS, L.P.

By:	PAR Group, L.P.
its general partner

By:	PAR Capital Management, Inc.
its general partner

By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer

PAR GROUP, L.P.

By:	PAR Capital Management, Inc.
its general partner

By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer

PAR CAPITAL MANAGEMENT, L.P.
By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer